

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 18, 2010

<u>**Via U.S. mail and facsimile**</u>

Wayne T. Byrne
Chief Financial Officer
AGY Holding Corp.
2556 Wagener Road
Aiken, South Carolina 29801

> **RE: AGY Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **Form 8-K filed on January 26, 2010**
> **File No. 333-150749**

Dear Mr. Byrne:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief